Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

February 21, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Postal Ballot Notice

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith a copy of the postal ballot notice and form.

This postal ballot notice seeks approval of members, through a special resolution, for continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The voting/e-voting period commences on Friday, February 22, 2019 (9:00 AM IST) and ends on Saturday, March 23, 2019 (5:00 PM IST).

The postal ballot notice is being sent to members whose names appear on the Register of Members/List of Beneficial owners, received from National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, February 15, 2019.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : shares@drreddys.com
www.drreddys.com

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014.]

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 of the Companies Act, 2013 (hereinafter referred to as “the Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”) and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time (including any statutory modifications or re-enactment thereof for the time being in force) for the approval of the members of Dr. Reddy's Laboratories Limited (hereinafter referred to as “the Company”) through postal ballot including voting by electronic means (e-voting) for the Special Resolution set out hereinafter. References to the postal ballot in this Postal Ballot Notice includes votes received electronically.

The proposed resolution along with the statement under Section 102(1) of the Act, forming part of this Notice, stating the material facts and reasons thereof are set out hereafter, for your consideration. A Postal Ballot Form is also enclosed.

The Board has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 and Certificate of Practice No. 2820) as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner. He has communicated his willingness to be appointed and will be available for the said purpose.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed postage prepaid self-addressed Business Reply Envelope. Postage will be borne by the Company. However, Postal Ballot Form, if sent by courier or by registered post/speed post, at the expense of the member, will also be accepted. The Postal Ballot Form may also be deposited personally at the address given on the postage prepaid self-addressed Business Reply Envelope. The duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Saturday, March 23, 2019 (5:00 PM IST) to be eligible for being considered, failing which it will be considered as invalid and that no reply has been received from the member.

The Company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing e-voting facility to all its members, pursuant to Section 108 of the Act read with Rule 20 of the Rules, as amended, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “Listing Regulations”). Members desiring to opt for e-voting, are requested to read the instructions in the Notes under the section ‘Voting by electronic means (e-voting)’.

The Scrutinizer will submit his report to the Chairman of the Company or any person authorized by him, after the completion of the scrutiny of the Postal Ballot Forms and e-voting. The result of the postal ballot shall be announced on Sunday, March 24, 2019 at the Registered Office of the Company. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company's securities are listed and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

RESOLUTION THROUGH POSTAL BALLOT

Item no. 1 - To approve continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years.

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the Regulation 17(1A) and any other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 including any amendment, modification, variation, or re-enactment, thereof for the time being in force, approval of the members of the Company be and is hereby accorded for continuation of directorship of Dr. Bruce L A Carter (DIN:02331774) as a non-executive independent director, who has attained the age of seventy five years, up to the expiry of his present term i.e. July 30, 2019 on the existing terms and conditions.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualifications of Directors) Rules, 2014 including any statutory modification(s) or re-enactment thereof, for the time being in force and the applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 including any amendment, modification, variation, or re-enactment, thereof for the time being in force, Dr. Bruce L A Carter (DIN: 02331774) who has attained the age of seventy five years, be and is hereby re-appointed as a non-executive independent director of the Company, not liable to retire by rotation, for the second term of 3 (three) consecutive years from July 31, 2019 up to July 30, 2022.”

By Order of the Board
Sd/-
Place: Hyderabad	Sandeep Poddar
Date: February 1, 2019	Company Secretary

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Notes:

1.	The statement pursuant to Section 102(1), any other applicable provisions of the Act, the rules made thereunder, Listing Regulations and Secretarial Standards on General Meetings (SS-2) stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.
2.	The Postal Ballot Notice is being sent to the members whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, February 15, 2019 (cut-off date). The Postal Ballot Notice is being sent by email to members who have registered their email IDs, for receipt of documents in electronic form, with their Depository Participants or the Company. For members whose email IDs are not registered, physical copies of the Postal Ballot Notice along with Postal Ballot Form are being sent by permitted mode along with postage prepaid self-addressed Business Reply Envelope. The Postal Ballot Notice is also available on the Company's website www.drreddys.com.
3.	Members whose names appear on the Register of Members/List of Beneficial Owners as on Friday, February 15, 2019, (cut-off date) will be considered for the purpose of voting (including e-voting).
4.	The voting/e-voting period commences on Friday, February 22, 2019 (9:00 AM IST) and ends on Saturday, March 23, 2019 (5:00 PM IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. Friday, February 15, 2019 may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting after Saturday, March 23, 2019 (5:00 PM IST). Once the vote on a resolution is cast by a member, he or she will not be allowed to change it subsequently.
5.	The voting rights of members shall be in proportion to their share of the paid up equity share capital of the Company as on the cut-off date i.e. Friday, February 15, 2019.
6.	The resolution passed by the members through postal ballot is deemed to have been passed as if it has been passed at a General Meeting of the members.
7.	The members can opt for only one mode of voting i.e. either by physical Postal Ballot Form or e-voting. In case members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Form will be treated as invalid.
8.	Members who have received Postal Ballot Notice by email and who wish to vote through physical Postal Ballot Form and in case a member is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the duplicate Postal Ballot Form along with postage prepaid self-addressed Business Reply Envelope to the member.
9.	In compliance with Sections 108 and 110 of the Act and the rules made thereunder, the Company has provided the facility to the members to exercise their votes electronically and vote on the resolution through the e-voting facility provided by NSDL. The instructions for e-voting are given under the section ‘Voting by electronic means (e-voting)’ below.
10.	A member cannot exercise his/her vote by proxy on postal ballot.
11.	Members desiring to exercise their vote by physical Postal Ballot Form are requested to carefully read the instructions printed in the Postal Ballot Notice and Form and return the Form duly completed and signed, in the enclosed postage prepaid self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours on Saturday, March 23, 2019 (5:00 PM IST). The postage will be borne by the Company. However, envelopes containing Postal Ballot Form, if sent by courier or registered/speed post, at the expense of the members will also be accepted. If any Postal Ballot Form is received after the close of working hours on Saturday, March 23, 2019 (5:00 PM IST), it will be considered as invalid and as if no reply has been received from the member.
12.	The Scrutinizer will submit his report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on Sunday, March 24, 2019 at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.
13.	The last date specified for receipt of the Business Reply Envelope with Postal Ballot Form or e-voting i.e. Saturday, March 23, 2019 (5:00 PM IST) shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.
14.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till Saturday, March 23, 2019.

Voting by electronic means (e-voting)

In compliance with Regulation 44 of the Listing Regulations, Sections 108, 110 and other applicable provisions of the Act, read with the related Rules, the Company is pleased to provide e-voting facility to its members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to its members.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below:

Step 1: Log-in to NSDL e-voting system at https://www.evoting.nsdl.com

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.

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2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders” section.
3.	A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen.
Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a) For members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 digit Client ID. For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID. For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if folio number is A01*** and EVEN is 123456 then user ID is 123456A01***

5.	Instructions for retrieving password:
a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
b.	If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your “initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.
c.	Initial password:
i.	If your email ID is registered in your demat account or with the Company, your “initial password” must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.
ii.	If your email ID is not registered, your “initial password” is provided at the bottom of the physical Postal Ballot Form.
6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:
a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com.
b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com.
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.
7.	After entering your password, click on “Agree to Terms and Conditions” by selecting on the check box.
8.	Now you will have to click on “Log-in” button.
9.	After you click on the “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.
2.	After clicking on Active Voting Cycles, you will be able to see all the companies' “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.
3.	Select “EVEN” of “Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.
4.	Now you are ready for e-voting as the voting page opens.
5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.
6.	Upon confirmation, the message “Vote cast successfully” will be displayed.
7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.
2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.
3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.

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Statement pursuant to Section 102(1), any other applicable provisions of the Companies Act, 2013 (hereinafter referred to as “the Act”), the rules made thereunder, as applicable, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “Listing Regulations”) and Secretarial Standards on General Meetings (SS-2)

Item No. 1

Dr. Bruce L A Carter (aged 75 years, DIN: 02331774) was appointed as a non-executive independent director in terms of Section 149 and other applicable provisions of the Act for a period of five years, at the 30th Annual General Meeting of the Company held on July 31, 2014. Accordingly his first term as a non-executive independent director is ending on July 30, 2019.

According to the newly inserted Regulation 17(1A) of the Listing Regulations, effective April 1, 2019, a listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained seventy five years of age only after the concerned listed company has obtained approval of its members by way of a Special Resolution.

Further, Section 149(10) of the Act, provides that a non-executive independent director shall hold office for a term up to five consecutive years on the board of a Company but shall be eligible for re-appointment, for another term of up to five consecutive years, on passing of a Special Resolution by the members.

Pursuant to recommendations of the Nomination, Governance and Compensation Committee (NGCC) at its meeting held on January 31, 2019, the Board of Directors of the Company (“the Board”) at its meeting held on February 1, 2019, approved the following:

•	continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) as a non-executive independent director, who has attained the age of seventy five years, up to the expiry of his present term i.e. July 30, 2019; and
•	re-appointment of Dr. Bruce L A Carter as a non-executive independent director for the second term of 3 (three) consecutive years from July 31, 2019 to July 30, 2022.

Accordingly, the Company is seeking the approval of its members by way of a Special Resolution, in view of the aforementioned provisions, for continuation of directorship of Dr. Bruce L A Carter as a non-executive independent director on the Board of the Company till the end of his first term up to July 30, 2019 and thereafter, for the second term of 3 (three) consecutive years.

Dr. Carter is the only independent director on the Board with deep pharmaceutical and scientific expertise. He is a person of high repute, integrity and has rich and varied experience in the pharmaceutical industry. He is the chairperson of the Science, Technology and Operations Committee and a member of the Risk Management Committee. The strategic directions/guidance from Dr. Carter, by virtue of his deep insight into the pharmaceutical industry as well as his hands-on pharmaceutical experience of more than four decades, are of paramount value.

In July 2019, four other non-executive independent directors of the Company will also complete their term. Given this significant transition of the Board, the Board of Directors believes that the continued presence of Dr. Carter is critical in maintaining its fiduciary continuity during this period of transition. Hence, the Board believes that it is in the best interest of the Company, to extend Dr. Carter’s tenure as a Board member and re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years. This will help the Board to maintain continuity, given significant changes in the composition of the Board and in the senior management team. Besides, Dr. Carter’s expertise is vital given the competitive dynamics of the global pharmaceutical industry.

Considering the above, and despite Dr. Carter attaining the age of seventy five years, it is recommended to continue his directorship as a non-executive independent director up to the expiry of his first term i.e. July 30, 2019 and also re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years from July 31, 2019 up to July 30, 2022, not liable to retire by rotation (against a second term of up to five years as allowed under the Act), by passing the Special Resolution as set out in this Notice.

The Company has received, inter alia, (i) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualifications of Directors) Rules, 2014, from Dr. Carter to the effect that he is not disqualified in accordance with Section 164(2) of the Act; (ii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and in the Listing Regulations; and (iii) a notice in writing from a member under Section 160 of the Act proposing the candidature of Dr. Carter as a director of the Company.

In terms of Section 152 and Schedule IV of to the Act, considering Dr. Carter's performance evaluation reports, the NGCC and the Board are of the opinion that Dr. Carter fulfils the conditions for his re-appointment as a non-executive independent director as specified in the Act and the rules made thereunder and the Listing Regulations, and that Dr. Carter is independent of the management.

The NGCC and the Board strongly recommend the resolution for consideration of the members.

Dr. Carter has attended all four Board Meetings held so far during FY2019. Dr. Carter holds 7,800 ADRs underlying 7,800 equity shares in the Company as on December 31, 2018.

A copy of the draft letter of re-appointment, setting out the terms and conditions of re-appointment of Dr. Carter, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, without any fee, at the Company's registered office during business hours on all working days from the date of dispatch of the Notice till the end of the voting.

Except Dr. Carter and his relatives, none of the other directors or key managerial personnel of the Company or their respective relatives are concerned or interested, financially or otherwise, in the resolution set out at Item no. 1 of this notice. The Board strongly recommends this Special Resolution set out at Item no. 1 of this Notice for approval of the members.

About Dr. Carter:

Dr. Bruce L A Carter (aged 75 years, DIN: 02331774) received a B.Sc. with Honors in Botany from the University of Nottingham and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

From 1986 to 2010, Dr. Carter was associated with ZymoGenetics, Inc., USA under various capacities like Chairman of the Board and Chief Executive Officer. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the former parent company of ZymoGenetics. From 1982 to 1986, he served various positions at G.D. Searle & Co. Ltd., including Head of Molecular Genetics. He was a Lecturer of Trinity College, University of Dublin from 1975 to 1982.

Dr. Carter is also on the Board of Enanta Pharmaceuticals Inc., Mirati Therapeutics Inc., Accelerator Corporation and TB Alliance, all in the US and Company's wholly-owned subsidiary, Aurigene Discovery Technologies Limited, in India.

In addition to being the chairperson of the Science, Technology and Operations Committee and a member of the Risk Management Committee of the Company’s Board, Dr. Carter is also a member of the Audit Committee and Nomination & Remuneration Committee of Aurigene Discovery Technologies Limited and Chairperson of Compensation Committees of Enanta Pharmaceuticals Inc. and Mirati Therapeutics Inc.

By Order of the Board
Sd/-
Place: Hyderabad	Sandeep Poddar
Date: February 1, 2019	Company Secretary

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Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : shares@drreddys.com
www.drreddys.com

POSTAL BALLOT FORM

Postal Ballot Form No.:

Name and Registered address of the Sole/
First Named Member:

Name(s) of the Joint holder(s), if any:

Registered Folio No./DP ID & Client ID No.*:

(*Applicable to members holding shares in dematerialized form)

Number of equity shares held:

I/We hereby exercise my/our vote in respect of the following Special Resolution to be passed through Postal Ballot for the Special Business stated in the Notice dated February 1, 2019, of Dr. Reddy's Laboratories Limited (hereinafter referred to as “the Company”) by sending my/our assent (FOR) or dissent (AGAINST) to the said resolution by placing the tick (√) mark in the appropriate column below:

Item No.	Details of Resolution	No. of equity shares held	I/We assent to the resolution (For)	I/We dissent to the resolution (Against)
1.	Special Resolution to approve the continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) years.

Place :

Date :	(Signature of the Member)
must be as per specimen signature registered
with the Company/Depository Participants

PARTICULARS OF E-VOTING

The e-voting facility is available at the link https://www.evoting.nsdl.com. The electronic voting particulars are set out as follows:

EVEN (E-Voting Event Number)	USER ID	PASSWORD

Notes:

1.	Please read the instructions printed overleaf and in the Notice of the postal ballot carefully before exercising your vote.
2.	Facility to exercise vote(s) by means of Postal Ballot, including voting through e-voting will be available during the following period.

Commencement of voting	End of voting
From 9:00 AM (IST) on Friday, February 22, 2019	Upto 5:00 PM (IST) on Saturday, March 23, 2019

Voting through Postal Ballot and e-voting will not be allowed beyond Saturday, March 23, 2019 (5:00 PM IST).

INSTRUCTIONS

1.	A Member desirous of exercising his/her vote by physical Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the enclosed postage prepaid self-addressed Business Reply Envelope. Postage will be borne by the Company. However, Postal Ballot Form, if sent by courier or by registered post/speed post at the expense of the member, will also be accepted.
2.	Alternatively, a Member may vote through e-voting as per “Procedure to vote electronically using NSDL e-voting system” provided in this Postal Ballot Form.
3.	Please convey your assent/dissent in this Postal Ballot Form. The assent/dissent received in any other physical form shall not be considered valid.
4.	This Form must be completed and signed (as per specimen signature registered with the Company/Depository Participants) by the Member. In case of joint holding, this Form must be completed and signed by the first named Member and in his/her absence, by the next named Member.
5.	Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.
6.	The Scrutinizer's decision on the validity of the Postal Ballot Forms/e-voting will be final.
7.	The Postal Ballot/e-voting shall not be exercised by a proxy.
8.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Saturday, March 23, 2019 (5:00 PM IST). All Postal Ballot Forms received after this date will be strictly treated as invalid and as if no reply from such Member has been received. The Scrutinizer will submit his report to the Chairman of the Company or any person authorised by him after completion of the scrutiny and the results of Postal Ballot will be announced on Sunday, March 24, 2019, at the Registered Office of the Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad- 500 034, Telangana, India.
9.	The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.
10.	Voting rights shall be reckoned on the paid up value of equity shares registered in the name of the Member as on cut-off date i.e. Friday, February 15, 2019.
11.	Members are requested not to send any other paper along with the Postal Ballot Form and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.
12.	There will be only one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.
13.	In case of non-receipt of the Postal Ballot Form or for any query related thereto, the Members may contact the Company's Registrar and Transfer Agent, Bigshare Services Private Limited at 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad - 500 082, Telangana, India or send an email at bsshyd@bigshareonline.com.
14.	The Members can opt for only one mode of voting i.e., either by physical Postal Ballot Form or e-voting. The voting, both through Postal Ballot Form and through electronic mode shall commence from Friday, February 22, 2019 (9:00 AM IST) and shall end on Saturday, March 23, 2019 (5:00 PM IST). In case, member(s) cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through Postal Ballot Form will be treated as invalid.
15.	Members who have received Postal Ballot Notice by email and who wish to vote through Postal Ballot Form and in case a Member is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the duplicate Postal Ballot Form along with postage prepaid self-addressed Business Reply Envelope to the Member.

Procedure to vote electronically using NSDL e-voting system

The	way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below:
Step	1: Log-in to NSDL e-voting system at https://www.evoting.nsdl.com
Step	2: Cast your vote electronically on NSDL e-voting system.

Step	1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.
2.	Once the home page of e-voting system is launched, click on the icon “Login” which is available under “Shareholders” section.
3.	A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen.
Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS login. Once you log-into NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a) For Members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if folio number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Instructions for retrieving Password:
a.	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.
b.	If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your“initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.
c.	Initial password:
i.	If your email ID is registered in your demat account or with the Company, your “initial password”must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.
ii.	If your email ID is not registered, your “initial password” is provided at the bottom of the physical Postal Ballot Form overleaf.
6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:
a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com.
b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com.
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.
7.	After entering your password, click on “Agree to Terms and Conditions” by selecting on the check box.
8.	Now you will have to click on “Login” button.
9.	After you click on the “Login” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.
2.	After clicking on Active Voting Cycles, you will be able to see all the companies' “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.
3.	Select “EVEN” of “Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.
4.	Now you are ready for e-voting as the voting page opens.
5.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit”and also “Confirm” when prompted.
6.	Upon confirmation, the message “Vote cast successfully” will be displayed.
7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.
2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.
3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in.